Exemption No. 82-35007

RELIANCE Capital
Anil Dhirubhai Ambani Group



RECEIVED
2010 MAY -7 A 10: 2
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Reliance Capital Limited
570, Rectifier House
Naigaum Cross Road
Next to Royal Industrial Estate
Wadala, Mumbai 400 031

Tel.: +91 22 3047 9243
Fax: +91 22 3032 7202
www.reliancecapital.co.in

May 5, 2010

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street, NE, Washington, DC 20549
USA
Tel: 202 3313100

SUPPL

Dear Mr. Dudek

We have submitted letters to the Stock Exchanges in India, where our securities are listed, in terms of the exchange listing agreement and SEBI Circular as detailed below, a copy whereof is enclosed for information and records:

Sl. No.	Document	Regulation	Filed with
1.	Audited Financial Results for the quarter as also the year ended March 31, 2010	Clause 41 of the listing agreement	BSE & NSE
2.	Secretarial Audit – Integrity of Capital for the quarter ended March 31, 2010	SEBI Circular No. D&CC/FITTC/CIR-16/2002 dated December 31, 2002	BSE & NSE
3.	Certificate from Practicing Company Secretary regarding transfer, sub-division, consolidation, renewal and exchange of shares within the stipulated time.	Clause 47C of the listing agreement	BSE & NSE
4.	Appointment of Shri V. N. Kaul as Director of the Company.	Clause 30 (a) of the listing agreement	BSE & NSE

(BSE) - Bombay Stock Exchange Limited
(NSE) - National Stock Exchange of India Limited

Kindly acknowledge receipt.

Thanking you.

Yours faithfully,
For **Reliance Capital Limited**



V. R. Mohan
Company Secretary & Manager



Encl: a/a

Exemption No. 82-35007

RELIANCE Capital
Anil Dhirubhai Ambani Group

Reliance Capital Limited
570, Rectifier House
Naigaum Cross Road
Next to Royal Industrial Estate
Wadala, Mumbai 400 031

Tel.: +91 22 3047 9243
Fax: +91 22 3032 7202
www.reliancecapital.co.in

April 30, 2010

Mr. Bhushan Mokashi
Manager - CRD
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001

The Manager
Listing Department
The National Stock Exchange of India
Exchange Plaza, 5th Floor,
Plot No. C/1, G Block
Bandra Kurla Complex, Bandra (E)
Mumbai - 400 051

BSE Scrip Code : 500111

NSE Scrip Code : RELCAPITAL

Dear Sir,

Sub: Audited Financial Results for the year ended March 31, 2010 pursuant to Clause 41 of the Listing Agreement.

In continuation to our letter dated April 22, 2010, we wish to inform you that at the meeting of the Board of Directors of the Company held today i.e. April 30, 2010, the Board inter alia, approved audited accounts – consolidated for the year ended March 31, 2010 and have recommended a dividend of Rs.6.50 per equity share of Rs.10/- each.

We give particulars required to be furnished under clause 20 and clause 41 of listing agreement for the year ended March 31, 2010.

We also enclose herewith the media release of the Company for your information.

We would request you to kindly bring the aforesaid information to the notice of your members.

Thanking you.

Yours faithfully,
for **RELIANCE CAPITAL LIMITED**



V. R. MOHAN
COMPANY SECRETARY & MANAGER


BOMBAY STOCK EXCHANGE LTD
INWARD SECTION
3 MAY 2010
CONTENTS NOT VERIFIED
SIGN

Encl: As above

c.c. The Secretary - National Securities Depository Ltd.
The Secretary - Central Depository Services (India) Ltd.

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710

RELIANCE Capital
Anil Dhirubhai Ambani Group

Reliance Capital Limited

Audited Consolidated Financial Results for the year ended March 31, 2010

(Rs. in crore except per share data)

Sr. No		Particulars	Year Ended 31-Mar-10 Audited	Year Ended 31-Mar-09 Audited
1	a	Income from Operations	5,895.24	5,912.57
	b	Other Operations Income	215.54	27.41
		Total Income (a + b)	6,110.78	5,939.98
2		Total Expenditure		
	a	Increase / decrease in stock in trade and work in progress	-	-
	b	Consumption of raw materials	-	-
	c	Purchase of traded securities	313.14	-
	d	Employee Cost	535.35	554.07
	e	Depreciation	67.62	56.71
	f	Other expenditure	1,390.89	1,155.90
	g	Professional Fees	-	-
	h	Provision for Diminution on Investment	-	-
	g	Premium paid on Reinsurance Ceded	727.19	675.76
	h	Claims Incurred	1,185.69	1,072.89
		Total	4,219.88	3,515.33
3		Profit from Operations before other Income, Interest and Exceptional Items (1-2)	1,890.90	2,424.65
4		Other Income	29.82	43.34
5		Profit before Interest and Exceptional Item (3+4)	1,920.72	2,467.99
6		Interest	1,332.40	1,263.84
7		Profit after Interest but before Exceptional Item (5-6)	588.32	1,204.15
8		Exceptional Items	-	-
9		Profit (+) / Loss (-) from Ordinary Activities before Tax (7+8)	588.32	1,204.15
10		Tax expenses		
		Current Tax (including Fringe Benefit Tax)	189.31	197.59
		Deferred Tax	(42.72)	(16.50)
11		Net Profit (+) / Loss (-) from Ordinary Activities after Tax (9-10)	441.73	1,023.06
12		Extraordinary Item (net of tax expense Rs______)	-	(0.05)
13		Minority Interest (Net of tax expenses Rs.-_)	(10.35)	(7.84)
		Less: Minority Interest		
14		Net Profit (+) / Loss (-) for the period(11-12)	431.38	1,015.27
15		Share of Profit / (Loss) of Associates	3.16	0.45
		Loss on sale of Investment in Associate		
16		Net Profit (+) / Loss (-) for the period(13-14)	434.54	1,015.72
17		Reserves excluding revaluation reserves as per balance sheet of previous accounting year		7,358.26
18		Paid-up equity Share Capital		
		Equity Share of Rs.10 each	246.16	246.16
		Earning Per Share (EPS)		
	a	Basic and diluted EPS before extraordinary items for the period , for the year to date and for the previous year (not to be annualised)		
		Basic	17.63	41.35
		Fully Diluted	17.63	41.35
	b	Basic and diluted EPS after extraordinary items for the period , for the year to date and for the previous year (not to be annualised)		
		Basic	17.63	41.35
		Fully Diluted	17.63	41.35
19		Promoter and Promoter Group Shareholding		
	a)	*Pledged / Encumbered*		
	-	*Number of shares*	-	9,893,179
	-	Percentage of shares (as a % of the total shareholding of promoter and promoter group)	-	7.53%
	-	Percentage of shares (as a % of the total sharecapital of the Company)	-	4.03%
	b)	*Non encumbered*		
	-	*Number of Shares*	132,482,274	121,489,095
	-	Percentage of shares (as a % of the total shareholding of promoter and promoter group)	100.00%	92.47%
	-	Percentage of shares (as a % of the total sharecapital of the Company)	53.94%	49.46%

RELIANCE Capital
Anil Dhirubhai Ambani Group

Reliance Capital Limited

Audited Consolidated Segment Reporting for the year ended March 31, 2010

(Rs. In crore)

Sr No	Particulars	Year Ended	
		31-Mar-10	31-Mar-09
		Audited	Audited
1	**Segment Revenue**		
a	Finance & Investments	1,181.34	1,839.10
b	Asset Management	646.02	390.73
c	General Insurance	2,386.23	2,311.61
d	Consumer Finance	1,325.18	1,203.25
e	Others	601.83	238.63
	Total	**6,140.60**	**5,983.32**
	Inter segment	0.00	0.00
	Net Sales	**6,140.60**	**5,983.32**
2	**Segment Results**		
a	Finance & Investments	342.56	1,037.51
b	Asset Management	230.27	114.73
c	General Insurance	(90.55)	(50.17)
d	Consumer Finance	135.01	91.65
e	Others	(27.43)	11.53
	Total Segment Profit Before Tax	589.86	1,205.25
	i) Interest Expense	-	-
	Unallocated expenses	(1.54)	(1.10)
	Profit before Tax	**588.32**	**1,204.15**
3	**Capital Employed**		
a	Finance & Investments	7,185.22	6,297.95
b	Asset Management	8.92	46.81
c	General Insurance	791.17	631.60
d	Consumer Finance	1,586.23	1,122.52
e	Others	696.29	455.13
f	Inter-Segment Elimination	(2,368.35)	(1,130.41)
	Total	**7,899.48**	**7,423.60**

Notes :

1 In preparation of consolidated financial results:

a More than 50% owned Subsidiaries are consolidated in accordance with the Accounting Standard on Consolidated Financial Statements (AS 21). These entities are :
Reliance Capital Asset Management Limited, Reliance Capital Trustee Co. Limited, Reliance General Insurance Company Limited, Reliance Gilts Limited, Reliance Equity Advisors (India) Limited, Reliance Capital Research Private Limited, Reliance Technology Ventures Private Limited, Reliance Money Express Limited , Medybiz Private Limited, Net Logistics Private Limited, Reliance Asset Management (Mauritius) Limited, Reliance Asset Management (Singapore) Pte. Limited, Reliance Asset Management (Malaysia) SDN BHD,Reliance Capital Asset Management (UK) Plc. , Reliance Home Finance Private Limited , Reliance Equities International Private Limited, Reliance Capital Markets Private Limited, Reliance Consultants (Mauritius) Limited, Reliance Capital Services Private Limited, Reliance Capital (Singapore) Pte.Limited, Reliance Consumer Finance Private Limited, Reliance Securities Limited, Reliance Commodities Limited, Reliance Financial Limited, Reliance Alternative Investments Services Private Limited, Reliance Prime International Limited , Reliance Capital Pension Fund Limited , Reliance Capital Partners (Partnership Firm) and Reliance Capital Infrastructure Partners (Partnership Firm)

Reliance Capital Limited

b 50% or less owned in Associates in which the Company has significant influence are accounted under the equity method in accordance with the Accounting Standard on Accounting for Investments in Associates in Consolidated Financial Statements (AS 23). These entities are Reliance Share & Stock Brokers Private Limited, Reliance Land Private Limited and Reliance Asset Reconstruction Co. Limited. and Ammolite Holdings Ltd.

c The consolidated financial statement should be read in conjunction with notes to the separate financial results.

2 The Company has reported segmentwise information as per Accounting Standard (AS 17), in terms of Companies (Accounting Standards) Rules, 2006. The operations of the Company are conducted through its subsidiaries. Since all the operations of the Company are conducted largely within India, there is no separate reportable geographical segment.

3 The reportable segments are further described below:

a) Finance & Investment

b) Asset Management

c) General Insurance

d) Consumer Finance includes mainly Mortgage loans, Auto loans, SME loans, Commercial Vehicle loans, Construction Equipment loans and Personal loans.

e) Others

4 The previous financial year / period figures have been regrouped / reclassified wherever necessary.

5 The above results were reviewed by the Audit Committee. The Board of Directors at its meeting held on April 30, 2010 approved the above results and its release.

6 The Standalone financial results of the Company for the year ended March 31, 2010 are available on the Company's website (www.reliancecapital.co.in) and on the website of BSE (www.bseindia.com) and NSE (www.nseindia.com).

for Reliance Capital Limited



Place: Mumbai
Dated: April 30, 2010

Anil D. Ambani
Chairman

Exemption No. 82-35007

RELIANCE Capital
Anil Dhirubhai Ambani Group

MEDIA RELEASE

RELIANCE CAPITAL REPORTS CONSOLIDATED TOTAL INCOME OF RS. 6,141 CRORE (US$ 1.3 BILLION) FOR THE YEAR – AN INCREASE OF 3%

RELIANCE CAPITAL REPORTS CONSOLIDATED NET PROFIT OF RS. 435 CRORE (US$ 92 MILLION) FOR THE YEAR – DECREASE OF 57%

LOWER CAPITAL GAINS BOOKED IN THE YEAR AS SUBSTANTIAL GAINS TO BE BOOKED FROM PLANNED STAKE SALES IN OPERATING BUSINESSES AND THRUST ON INCREASING CONTRIBUTION FROM OPERATING BUSINESSES TOWARDS PROFITABILITY

RELIANCE CAPITAL ASSET MANAGEMENT – PROFIT AFTER TAX FOR THE YEAR AT RS. 184 CRORE (US$ 39 MILLION) – UP 46%

RELIANCE CONSUMER FINANCE – PROFIT BEFORE TAX FOR THE YEAR AT RS. 135 CRORE (US$ 28 MILLION) – UP 48%

RELIANCE CAPITAL ASSET MANAGEMENT MANAGED RS. 1,47,928 CRORE (US$ 33 BILLION), ACROSS MUTUAL FUNDS, PENSION FUNDS, MANAGED ACCOUNTS AND HEDGE FUNDS – UP 32%

RELIANCE MUTUAL FUND – INDIA'S NO. 1 MUTUAL FUND – AVERAGE AUM AT RS 1,10,412 CRORE (US$ 24 BILLION) – UP 36%

RELIANCE LIFE INSURANCE – TOTAL PREMIUM FOR THE YEAR AT RS 6,588 CRORE (US$ 1.4 BILLION) – UP 34%

RELIANCE LIFE INSURANCE – TOTAL FUNDS UNDER MANAGEMENT AT RS 13,661 CRORE (US$ 3 BILLION) – UP 117%

RELIANCE LIFE INSURANCE - #1 IN TERMS OF POLICIES SOLD IN PRIVATE SECTOR FOR THE YEAR AND IN EVERY QUARTER- OVER 2.3 MILLION POLICIES

RELIANCE LIFE INSURANCE – 80% REDUCTION IN CAPITAL INFUSED IN THE YEAR - REFLECTS SUCCESSFUL MOVE TOWARDS PROFITABILITY – TARGETS TO ACHIEVE BREAKEVEN IN CURRENT FINANCIAL YEAR

NET WORTH OF RS 7,712 CRORE (US$ 2 BILLION) – RANKS AMONG THE TOP 3 INDIAN PRIVATE SECTOR FINANCIAL SERVICES GROUPS

TOTAL ASSETS OF RS 26,003 CRORE (US$ 6 BILLION)

RELIANCE CAPITAL MAINTAINS DIVIDEND AT RS. 6.50 PER SHARE (65%)

RELIANCE Capital
Anil Dhirubhai Ambani Group

Mumbai, April 30, 2010: Reliance Capital Limited (RCL) today announced its audited financial results for the year ended March 31, 2010. The performance highlights are:

Consolidated – Year ended March 31, 2010

- **Total income of Rs 6,140.6 crore** (US$ 1.3 billion), against Rs **5,983.3** crore in the corresponding period, **an increase of 3%**
- **Net profit of Rs 434.5 crore** (US$ 91 million), against Rs **1,015.7** crore in the corresponding period
- **Earnings per share of Rs. 17.63** (US$ 0.37) against Rs **41.35** in the corresponding period

Lower capital gains were booked during the year, owing to:

- The **planned partial stake sale in the operating businesses, subject to necessary approvals**. Being the sole beneficiary of its operating businesses, the **full benefit** of this value unlocking will accrue to Reliance Capital
- And the thrust on increasing the contribution of the operating businesses towards profitability

At the meeting held today, **the Board has recommended payment of dividend of Rs. 6.50 per share on a capital base of Rs. 246.16 crore.** The dividend payout for the year ended March 31, 2010, has been maintained at Rs. 187 crore (US$ 39 million).

Net worth:
As on March 31, 2010, **the net worth of the company stood at Rs 7,712.5 crore (US$ 2 billion).**

The company ranks among the top 3 Indian private sector financial services groups in terms of net worth.

Credit Rating:
The Company had a **net debt equity ratio of 1.6** as on March 31, 2010. It enjoys the **highest** top-end ratings **of 'A1+' and 'F1+' by ICRA and FITCH**, respectively for its short term borrowing program and **'CARE AAA'** for its long term borrowing program.

Operational Review:
As on March 31, 2010, **the total assets of the company stood at Rs 26,002.8 crore (US$ 6 billion),** an **increase of 8%** over the previous corresponding period.

The investment portfolio of listed equities as on March 31, 2010, amounted to **Rs 1,295.3 crore (US$ 287 million)**, at cost.

The company has **not raised any fixed deposits** from the public.

Group Companies:

Reliance Mutual Fund (RMF)
Reliance Capital Asset Management (RCAM),

- Reliance Capital Asset Management managed **Rs. 1,47,928 crore (US$ 33 billion)** as on March 31, 2010, across mutual funds, pension funds, managed accounts and hedge funds, as against Rs. 1,12016 crore as on March 31, 2009, **an increase of 32%**

- **Reliance Mutual Fund (RMF)** continues to be the market leader and is ranked **as India's No. 1 Mutual Fund** in terms of AUM, with **market share of 14.8%**

- The **average assets under management** (AAUM), **increased to Rs 1,10,412 crore (US$ 24 billion)** for March 31, 2010 from Rs 80,963 crore for March 31, 2009, **an increase of 36%**

- RMF continues to focus on the retail investor community. In spite of challenging regulatory environment in Indian mutual fund industry, the number of investors folios were steady at **74.8 lakhs** as on March 31, 2010, highest amongst the private sector mutual funds

- RCAM's **income from its operations was Rs 682 crore (US$ 144 million)** for the year ended March 31, 2010, as against Rs 455 crore for the corresponding previous period – **an increase of 50%**

- The **net profit** of RCAM was **Rs 184 crore (US$ 39 million)** for the year ended March 31, 2010, as against Rs 126 crore for the corresponding previous period – **an increase of 46%**

- As on March 31, 2010 there were a total of 36 schemes comprising 17 equity oriented schemes, 17 debt oriented schemes and 2 exchange traded funds

- RMF had a presence across 246 locations in India, as on March 31, 2010

- During the year, RMF won several prestigious awards

  - **Highly acclaimed international award – 'Asia Risk Award for Asset Manager of the Year 2009'**, for its robust risk management practices. RCAM is the only Indian asset management company to be awarded this prestigious award
  - **Lipper award** for **"Best Equity India Fund"** to Reliance Growth Fund in the 5 years category and "Best Fund" to Reliance Regular Savings Fund – Balanced Plan, in the 3 years category
  - **"Mutual Fund House of the Year"** by CNBC TV18 – CRISIL Awards 2009
  - Reliance Smart Step Scheme was nominated as **"Most Innovative Fund/ Feature of the year"** at CNBC TV18- CRISIL Awards 2009
  - **Morning Star award** in the India Moderate Allocation category to Reliance Regular Savings – Balanced Growth

- As on March 31, 2010, the **AUM of Reliance Asset Management (Singapore) Pte Ltd**, a wholly owned subsidiary of RCAM, was at **US$ 202 million** as against US$ 127 million as on March 31, 2009 – **an increase of 60%**

Reliance Life Insurance

- Reliance Life Insurance (RLI) is among the **top 4 private sector life insurance players in terms of new business premium** with a **market share of 10.2%** of the private sector
- RLI moved up industry rankings to emerge as the **3rd largest private sector life insurer in terms of weighted received premium**
- **Total Premium was Rs 6,588 crore (US$ 1.4 billion)** for the year ended March 31, 2010 as against Rs 4,915 in the corresponding previous period, **an increase of 34%**
- **Renewal Premium was at Rs 2,684 crore (US$ 566 million)** for the year ended March 31, 2010 as against Rs 1,419 crore in the corresponding previous period, **an increase of 89%**
- **New Business Premium was Rs 3,921 crore (US$ 827 million)** for the year ended March 31, 2010 as against Rs 3,514 crore in the corresponding previous period, **an increase of 12%,** in line with the private sector industry growth
- **Weighted received premium was Rs. 3,659 crore (US$ 772 million)** for the year ended March 31, 2010 as against Rs. 3,116 crore, **an increase of 17%.** During the same period the private sector industry achieved a growth of 13%
- In FY10, RLI sold the **largest number of policies** in the private sector life insurance industry. The number of policies sold during the year were 23,26,154 as against 22,19,678 for the corresponding previous period
- The **distribution network** increased at **1,247 branches** at the end of March 31, 2010 against 1,145 branches at the end of March 31, 2009
- The **number of agents** at the end of March 31, 2010 were at **1,95,565** as against 1,49,613 agents at the end of March 31, 2009, **an increase of 31%**
- The **total funds under management** as on March 31, 2010 increased to **Rs 13,661 crore (US$ 3 billion)** as against Rs 6,290 crore for the corresponding previous period, **an increase of 117%**
- During the year, **Rs. 231 crore (US$ 49 million)** was infused into the business as against Rs. 1,229 crore for the corresponding previous period – **80% reduction in capital infusion,** reflecting successful steps taken towards achieving profitability. RLI targets to breakeven in current financial year. The **total capital invested till date** in this business, is **Rs. 2,974 crore (US$ 659 million)**

Reliance General Insurance

- Reliance General Insurance (RGI) offers auto insurance, health insurance, home insurance, property insurance, travel insurance, marine insurance, commercial insurance and other speciality insurance products

- RGI is one of the top **3 private sector general insurance companies** in India (in terms of gross written premium). It has a **market share of 5.7%** of the Indian general insurance industry and a 13.9% market share of the private general insurers

- **Gross Direct Premium** for the year ended March 31, 2010 was **Rs 1,980 crore (US$ 418 million)** as against Rs 1,915 crore in the corresponding previous period, an increase of 3%

- The **combined ratio** (with third party motor pool) was at **117%** as against 114% for the corresponding previous period. Combined ratio is the sum of claims, commissions and management expenses

- Loss for the year ended March 31, 2010 was **Rs 50 crore (US$ 11 million)** as against loss of Rs 52 crore for the corresponding previous period

- The increase in combined ratio and consequently the loss was on account of high claims from health portfolio. RGI recently received approval from IRDA to re-price its health products. The Company has significantly reduced its exposure to Group Mediclaim products that were largely unprofitable. This will enable the Company to improve its combined ratio and achieve breakeven in the current financial year

- During the year, **Rs. 210 crore (US$ 44 million)** was infused into the business. The **total capital invested till date is Rs. 1,007 crore (US$ 212 million)**

- RGI had a **distribution network** of **200 branches** and **over 4,600 intermediaries**, at the end of March 31, 2010

Reliance Consumer Finance

- Reliance Consumer Finance (RCF) offers a wide range of products which include Home loans, Loans against property, SME loans, Commercial Vehicle loans and loans for Construction equipment

- The outstanding **loan book** as on March 31, 2010 was at **Rs 9,170 crore (US$ 2 billion)**, against Rs 8,576 crore as on March 31, 2009, **an increase of 7%.** This loan book is spread **across 1,17,955 customers** from top 16 Indian metros

- The focus is to increase secured asset lending and de-emphasise unsecured loans. The **disbursements** for the year ended March 31, 2010 **were Rs 5,776 crore (US$ 1.2 billion)** as against Rs 3,928 crore for corresponding previous period, an increase of 47%. RCF is amongst the leading lenders in the Indian non banking finance sector

- In FY10, RCF **securitized loans of Rs 2,505 crore (US$ 528 million)**

- RCF generated **revenues of Rs 1,287 crore (US$ 271 million)** for the year ended March 31, 2010 as against Rs 1,200 crore for the corresponding previous period, **an increase of 7%**

- The **profit before tax** of RCF was **Rs 135 crore (US$ 28 million)** for the year ended March 31, 2010 as against Rs 91 crore for the corresponding previous period, **an increase of 48%**

Reliance Money

- Reliance Money is a comprehensive financial services and solutions provider, providing customers with access to equities, equity options and commodities futures, mutual funds, IPOs, life and general insurance products, offshore investments, wealth management products, investment banking, gold coins and financial services like money changing and money transfer

- Reliance Money is a **leading brokerage and distributor of financial products in India** with a pan India presence with over **5,000 outlets**

- In the past year, Reliance Money went through significant re-structuring, creating a robust and sustainable business model. The exercise is now complete

- Reliance Money generated **revenues of Rs 259 crore (US$ 55 million)** for the year ended March 31, 2010 as against Rs 352 crore for the quarter ended March 31, 2009

- The business achieved a **profit before tax of Rs 14.9 crore (US$ 3 million)** for the year ended March 31, 2010, as against Rs 58 crore for the corresponding previous period

Update on other businesses

- **Reliance Spot Exchange**, a new initiative of Reliance Capital in the exchange space, commenced operations by launching **Reliance Spot Exchange** (RSX) in the month of October 2009. The first contract on the e-auction platform being metals, subsequently also added spices in the month of March 2009. RSX has successfully completed 3 auctions in metals & pepper. RSX aims to bring different markets together on a national electronic platform thereby creating transparency, efficiency and infrastructure for spot markets across India

- In the institutional broking space, Reliance Capital plans to acquire a majority stake in **Quant Capital Group**. Subject to necessary regulatory approvals, **Reliance Equity International (institutional broking arm of Reliance Capital)** and Quant Capital will integrate and increase scale of operations through business synergies and cost optimization

  Quant Capital focuses primarily on the institutional cash equities and equity derivatives business. Apart from traditional fundamental research, it also combines quantitative and behavioral research to forecast trends and inflection for global currencies, commodities, and equities. Quant Capital has built and implemented state of the art trading, risk and operational platforms. The firm employs over 100 professionals with diverse skills sets

- **Reliance Asset Reconstruction** which is in the business of acquiring, managing and resolving distressed assets, has as asset base of over **Rs 17 crore (US$ 4 million)**

- **Reliance Equity Advisors**, wholly owned subsidiary of Reliance Capital, was set up with the objective of raising third party, sector agnostic private equity fund. The first round was completed in the third quarter and the Company is now in advanced discussions to close the second round of fundraising. The international fund raising targeting International LPs & NRIs, will soon commence for Reliance Alternative Investment Fund1 LLC. This fund will co-invest with the domestic fund

- **Reliance Venture Asset Management**, wholly owned subsidiary of Reliance Capital, is the venture capital arm of the Reliance ADA Group with an investment mandate to incubate or invest into high-growth, new business ideas and is stage, sector and geography agnostic. Ranked 30th in the reputed list of US-based, Red Herring Top 100 Global Venture Capital firms in 2009 out of 1800 global VC firms, from 32 countries, and across 12 benchmarks, Reliance Venture is the only Indian Corporate Venture Capital firm to feature in the ranking. Reliance Venture Asset Management currently manages assets of Rs. 116 crores (US$ 26 million)

Shareholding Pattern as on March 31, 2010:

Category	No. of Shares	Shareholding (%)
Reliance Anil Dhirubhai Ambani Group	13 24 82 274	53.9%
Foreign Investors – FIIs, GDRs, NRIs and others	5 35 97 135	21.8%
Domestic institutions/ Banks/ Mutual Funds	1 17 16 876	4.8%
Indian public	4 78 36 515	19.5%
TOTAL – 1.3 million shareholders	**24,56,32,800**	**100.0%**

Background:

Reliance Capital Ltd is a part of the Reliance - Anil Dhirubhai Ambani Group and is one of India's leading private sector financial services companies, and ranks among the top 3 private sector financial services and banking groups, in terms of net worth.

The Reliance Anil Dhirubhai Ambani Group currently has a market capitalization of over Rs 1,23,000 crore (US$ 26 billion). As on March 31, 2009, the Group achieved net worth in excess of Rs 80,000 crore (US$ 17 billion), total assets of over Rs. 159,000 crore (US$ 35 billion) and cash flows of Rs 13,000 crore (US$ 3 billion).

Reliance Capital has interests in asset management and mutual funds, life and general insurance, private equity and proprietary investments, stock broking, depository services, distribution of financial products, investment banking, wealth management services, consumer finance, exchanges and other activities in financial services.

Exemption No. 82-35007

TRANSMISSION VERIFICATION REPORT

TIME : 30/04/2010 20:53
NAME :
FAX :
TEL :
SER.# : J6J275621

DATE,TIME	30/04 20:48
FAX NO./NAME	922722037
DURATION	00:05:08
PAGE(S)	11
RESULT	OK
MODE	STANDARD ECM

BSE - CONSOL + MEDIA

Exemption No. 82-35007 a/c

RELIANCE Capital
Anil Dhirubhai Ambani Group

Reliance Capital Limited
570, Rectifier House
Naigaum Cross Road
Next to Royal Industrial Estate
Wadala, Mumbai 400 031

Tel.: +91 22 3047 9243
Fax: +91 22 3032 7202
www.reliancecapital.co.in

April 30, 2010

Mr. Bhushan Mokashi
Manager - CRD
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001

The Manager
Listing Department
The National Stock Exchange of India
Exchange Plaza, 5th Floor,
Plot No. C/1, G Block
Bandra Kurla Complex, Bandra (E)
Mumbai - 400 051

BSE Scrip Code : 500111

NSE Scrip Code : RELCAPITAL

Dear Sir,

Sub: Audited Financial Results for the year ended March 31, 2010 pursuant to Clause 41 of the Listing Agreement.

In continuation to our earlier letter dated April 30, 2010, we enclose herewith Audited Financial Results (Standalone) for the year ended March 31, 2010.

We would request you to kindly bring the aforesaid information to the notice of your members.

Thanking you.

Yours faithfully,
for **RELIANCE CAPITAL LIMITED**



V. R. MOHAN
COMPANY SECRETARY & MANAGER

Encl: As above

c.c. The Secretary - National Securities Depository Ltd.
The Secretary - Central Depository Services (India) Ltd.

RELIANCE Capital
Anil Dhirubhai Ambani Group

Reliance Capital Limited

Audited Financial Results for the year ended March 31, 2010

(Rs. in crore except per share data)

Sr. No.	Particulars	Year Ended 31-03-10 Audited	Year Ended 31-03-09 Audited
1	a Income from Operations	2,168.73	2,911.33
	b Other Operating Income	197.89	27.41
	Total Income (a+b)	2,366.62	2,938.74
2	Total Expenditure		
	a Increase / decrease in stock in trade and work in progress	-	-
	b Consumption of raw materials	-	-
	c Purchase of traded goods	-	-
	d Employee Cost	121.63	149.08
	e Depreciation	18.16	21.22
	f Provision for NPA and doubtful debt / Written off	256.26	136.22
	g Other expenditure	305.90	360.89
	Total	701.95	667.41
3	Profit from Operations before other Income, Interest and Exceptional Items (1-2)	1,664.67	2,271.33
4	Other Income	23.26	42.44
5	Profit before Interest and Exceptional Item (3+4)	1,687.93	2,313.77
6	Interest	1,259.60	1,236.75
7	Profit after Interest but before Exceptional Item (5-6)	428.33	1,077.02
8	Exceptional Items	-	-
9	Profit (+) / Loss (-) from Ordinary Activities before Tax (7+8)	428.33	1,077.02
10	Tax expenses		
	Current Tax (including Fringe Benefit Tax)	89.41	126.00
	Deferred Tax	(0.50)	(17.00)
11	Net Profit (+) / Loss (-) from Ordinary Activities after Tax (9-10)	339.42	968.02
12	Extraordinary Items (Net of tax expenses Rs.__-__)	-	-
13	Net Profit (+) / Loss (-) for the period(11-12)	339.42	968.02
14	Paid-up equity Share Capital		
	Equity Share of Rs.10 each	246.16	246.16
15	Reserves excluding revaluation reserves as per balance sheet of previous accounting year	6,899.70	6,747.08
16	Earning Per Share (EPS)		
	a. Capital Adequacy Ratio	28.04%	28.87%
	Earning Per Share (EPS)		
	b. Basic and diluted EPS before extraordinary items for the period , for the year to date and for the previous year (not to be annualised)		
	Basic	13.82	39.41
	Fully Diluted	13.82	39.41
	c. Basic and diluted EPS after extraordinary items for the period , for the year to date and for the previous year (not to be annualised)		
	Basic	13.82	39.41
	Fully Diluted	13.82	39.41
16	d. NPA Ratios		
	i) Gross NPA	361.43	364.40
	ii) Net NPA	254.93	250.62
	iv) % of Gross NPA / Gross Advances	4.53%	3.23%
	iv) % of Net NPA / Net Advances	3.24%	2.24%
	e. Return on Assets (not annualised) - PBT	2.14%	5.11%
17	Public shareholding		
	- Number of Shares	111,190,574	112,558,995
	- Percentage of shareholding	45.27%	45.82%
18	Promoter and Promoter Group Shareholding		
	a) Pledged / Encumbered		
	- Number of shares	-	9,893,179
	- Percentage of shares (as a % of the total shareholding of promoter and promoter group)	0.00%	7.53%
	- Percentage of shares (as a % of the total sharecapital of the Company)	0.00%	4.03%
	b) Non encumbered		
	- Number of Shares	132,482,274	121,489,095
	- Percentage of shares (as a % of the total shareholding of promoter and promoter group)	100.00%	92.47%
	- Percentage of shares (as a % of the total sharecapital of the Company)	53.94%	49.46%

RELIANCE Capital
Anil Dhirubhai Ambani Group

Reliance Capital Limited

Audited Segment Reporting for the year ended March 31, 2010

(Rs. In crore)

Sr No	Particulars	Year Ended	
		31-03-10	31-03-09
		Audited	Audited
1	Segment Revenue		
a	Finance & Investments	1,145.68	1,777.93
b	Consumer Finance	1,244.20	1,203.25
	Total	2,389.88	2,981.18
	Inter segment	-	-
	Net Income	**2,389.88**	**2,981.18**
2	Segment Results		
a	Finance & Investments	304.84	986.47
b	Consumer Finance	125.03	91.65
	Total Segment Profit before Interest and Tax	429.87	1,078.12
	Unallocated expenses	(1.54)	(1.10)
	Profit before Tax	**428.33**	**1,077.02**
3	Capital Employed		
a	Finance & Investments	6,113.22	5,574.90
b	Consumer Finance	959.26	1,122.52
	Total	**7,072.48**	**6,697.42**

NOTES:

1. The previous financial year / period figures have been regrouped / reclassified wherever necessary.
2. The Company has reported segment wise information as per Accounting Standard (AS 17), in terms of Companies (Accounting Standards) Rules, 2006. The operations of the Company are conducted within India, there is no separate reportable geographical segment and the Company reported the following business segements :

   Finanace and Investments comprising of the investments and lending business of the Company.
   Consumer finance comprising of the consumer finance division of the Company.
3. The Board of Directors have recommended a dividend of Rs.6.50 per share of face value of Rs 10/- Each for the year subject to the approval of the members of the Company.
4. The number of investor complaints pending as on January 1, 2010 were NIL, the complaints received during the period January 1, 2010 to March 31, 2010 were 17, the complaints resolved during the period were 17 and pending unresolved as of March 31, 2010 were NIL.
5. The above results were reviewed by the Audit Committee. The Board of Directors at its meeting held on April 30, 2010 approved the above results and its release.

for Reliance Capital Limited



Anil D. Ambani
Chairman

Place: Mumbai
Dated: April 30, 2010

Exemption No. 82-35007

TRANSMISSION VERIFICATION REPORT

TIME : 30/04/2010 22:00
NAME :
FAX :
TEL :
SER.# : J6J275621

DATE,TIME	30/04 21:58
FAX NO./NAME	922722037
DURATION	00:01:27
PAGE(S)	03
RESULT	OK
MODE	STANDARD ECM

BSE - STANDALONE

01 Exemption No. 82-35007

RELIANCE Capital
Anil Dhirubhai Ambani Group

Reliance Capital Limited
570, Rectifier House
Naigaum Cross Road
Next to Royal Industrial Estate
Wadala, Mumbai 400 031

Tel.: +91 22 3047 9243
Fax: +91 22 3032 7202
www.reliancecapital.co.in

April 30, 2010

Shri Chirag Sodawaterwalla
DCS – Listing
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001

The Manager
Listing Department
The National Stock Exchange of India
Plaza, 5th Floor, Plot No. C/1, G Block
Bandra Kurla Complex, Bandra (E)
Mumbai - 400 051

BSE Scrip Code : 500111

NSE Scrip Symbol : RELCAPITAL

Dear Sir,

Sub: Secretarial Audit - Integrity of Capital
Ref: SEBI Circular No. D&CC/FITTC/CIR-16/2002 dated 31st December, 2002

With reference to the aforesaid Circular, we enclose herewith copy of the Certificate with respect to Integrity of Capital for the quarter ended March 31, 2010 issued by M/s. Dayal & Lohia, Chartered Accountants.

The said Certificate was placed before the Board of Directors at their Meeting held on April 30, 2010 and was duly noted by the Board.

Thanking you.

Yours faithfully,
For **RELIANCE CAPITAL LIMITED**



V. R. MOHAN
COMPANY SECRETARY & MANAGER

Encl: a/a

c.c: The Secretary, National Securities Depository Limited
The Secretary, Central Depository Services (India) Limited

Exemption No. 82-35007

dayal and lohia
chartered accountants

The Board of Directors
Reliance Capital Limited
H Block, 1st Floor,
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

SECRETARIAL AUDIT REPORT

We have examined the Register of Members, beneficiary details furnished by the depositories and other records / documents maintained by **M/s. Reliance Capital Limited** (hereinafter referred to as the "Company") and its Registrars and Share Transfer Agents for issuing Certificate, in accordance with Circular D&CC / FITTC / CIR-16/2002 dated December 31, 2002 issued by Securities and Exchange Board of India.

In our opinion and to the best of our information and according to the explanations given to us and based on such verification as considered necessary, we hereby certify the following:

1	For Quarter Ended	**March 31, 2010**
2	ISIN	INE013A01015
3	Face Value	Rs.10/- per Equity Share
4	Name of the Company	Reliance Capital Limited
5	Registered Office Address	H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710
6	Correspondence Address	570, Naigaon Cross Road, Next to Royal Indl Estate, Wadala - Mumbai 400031
7	Telephone & Fax Nos.	Tel. No.: 022 30479204 & Fax. No.: 022 30327202
8	Email address	mohan.vellore@relianceada.com
9	Names of the Stock Exchanges where the company's securities are listed	1. Bombay Stock Exchange Limited (BSE) 2. National Stock Exchange of India Limited. (NSE)

		Number of Shares	% of Total Issued Cap.
10	Issued Capital	24 69 77 006	100.00
11	Listed Capital (Exchange - wise) - For Exchanges listed in ' 9' above	24 56 32 800	99.46
12	Held in dematerialised form in CDSL	77 00 152	3.13
13	Held in dematerialised form in NSDL	23 13 56 394	94.19
14	Physical	65 76 254	2.68
15	Total No. of Shares (12+13+14)	24 56 32 800	100.00


DAYAL AND LOHIA
MUMBAI
CHARTERED ACCOUNTANTS

kamanwala chambers, 1st floor, office nos. 6 & 7 , sir p.m. road, fort, mumbai – 400 001.
phones : 91-22-66372969-70 • fax : 91-22-6637 2949 • e-mail : contact@dayalandlohia.com
branch office: 401, sheetal enclave, near in-orbit mall, link road, malad (w), mumbai - 400 064.
phones : 91-22-4266 4830 • e-mail : sunilk@mtnl.net.in

16 Reasons for difference if any, between:

a) (10&11):	Forfeiture of Shares
b) (10&15):	Forfeiture of Shares
c) (11&15):	NA

17 Certifying the details of changes in share capital during the quarter under consideration as per Table below : NA

Particulars***	No. of Shares.	Applied / Not Applied for listing	Listed on Stock Exchanges (Specify Names)	Whether intimated to CDSL	Whether intimated to NSDL	In-prin. appr. Pending from SE (Specify Names)

**** Rights, Bonus, Preferential Issue, ESOPs, Amalgamation, Conversion, Buyback, Capital Reduction, Forfeiture, Any other (to specify)*

18 Register of Members is updated (Yes / No) — YES
if not, updated upto which date — NA

19 Reference of previous quarter with regards to excess dematerialised shares, if any. — NA

20 Has the company resolved the matter mentioned in point no.19 above in the current quarter ? If not, reason why ? — NA

21 Mention the total no. of requests, if any, confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay :

Total No. of demat requests	No.of Requests	No. of shares	Reasons for delay
Confirmed After 21 Days	19	530	Delay in receipt of Physical DRFs & Share Certificates from DP.
	9	351	Rejected since Physical DRFs & Share Certificates not received from DP within 30 days.
Total	**28**	**881**	


DAYAL AND LOHIA
MUMBAI
CHARTERED ACCOUNTANTS

22	Name, Telephone & Fax No. of the Compliance Officer of the Co.	Shri. V R Mohan Tel No.: 022 - 30479024 Fax No.:022 - 30327202
23	Name, Address, Tel. & Fax No., Regn. No. of the Auditor	M/s. Dayal and Lohia Chartered Accountants Kamanwala Chambers, 1st Floor, Office No. 6 & 7, Sir. P M Road, Fort, Mumbai - 400 001 Tel No.: 022 - 66372969 - 2970 Fax No.: 022 - 66372949
		Name & Regn. No. of the Partner : Shri Anil Lohia - 31626
24	Appointment of common agency for share registry work if yes (name & address)	Karvy Computershare Pvt. Ltd. Plot No. 17-24, Vittal Rao Nagar Madhapur, Hyderabad - 500 081

25 Any other detail that the auditor may like to provide. (e.g. BIFR company, delisting from SE, company changed its name etc.) - NA


DAYAL AND LOHIA
MUMBAI
CHARTERED ACCOUNTANTS

FOR DAYAL & LOHIA
CHARTERED ACCOUNTANTS

ANIL LOHIA
PARTNER
M. No. : 31626

Place: Mumbai
Date : 12-Apr-10

Exemption No. 82-35007

TRANSMISSION VERIFICATION REPORT

TIME : 30/04/2010 21:42
NAME :
FAX :
TEL :
SER.# : J6J275621

DATE,TIME	30/04 21:41
FAX NO./NAME	922722037
DURATION	00:01:15
PAGE(S)	04
RESULT	OK
MODE	STANDARD ECM

BSE - SECRETARIAL AUDIT REPORT

RELIANCE Capital
Anil Dhirubhai Ambani Group

Exemption No. 82-35007

Reliance Capital Limited
570, Rectifier House
Naigaum Cross Road
Next to Royal Industrial Estate
Wadala, Mumbai 400 031

Tel.: +91 22 3047 9243
Fax: +91 22 3032 7202
www.reliancecapital.co.in

April 30, 2010

Mr. Naresh Pandya
DCS- CRD
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001

BSE Scrip Code: 500111

The Manager
Listing Department
The National Stock Exchange of India
Exchange Plaza, 5th Floor,
Plot No. C/1, G Block
Bandra Kurla Complex, Bandra (E)
Mumbai - 400 051

NSE Scrip Symbol: RELCAPITAL

Dear Sir,

Sub: **Certificate under Clause 47(c) of the Listing Agreement**

We enclose herewith a certificate for the half-year ended March 31, 2010 duly signed by a Practicing Company Secretary, pursuant to the provisions under sub-clause (c) of the clause 47 of the Listing Agreement with the Stock Exchanges.

Kindly acknowledge receipt.

Thanking you.

Yours faithfully,
for **RELIANCE CAPITAL LIMITED**



V. R. MOHAN
COMPANY SECRETARY & MANAGER

Encl: as above

cc: The Secretary - National Securities Depository Limited.
The Secretary - Central Depository Services (India) Limited.

bhupendra k. shroff
m.com., ll.b.(advocate),
f.c.s., c.i.a. (u.s.a.)
practicing company secretary
(company law consultant)

504, dalamal chambers.
29, sir v. thakersey marg,
bombay - 400 020.
Tel. : 22035948, 22031048

CERTIFICATE

I have examined all relevant Books, Registers, Forms, documents and Papers of RELIANCE CAPITAL LIMITED (the Company) produced before me for the purpose of issuing the certificate under sub-clause (c) of clause 47 of the Listing Agreement with the Stock Exchanges and based on such examination as well as information and explanations furnished to me which to the best of my knowledge and belief were necessary for the purposes of my certification, I hereby certify that in my opinion and to the best of my information and belief, the Company through its Registrar and Transfer Agents KARVY COMPUTERSHARE PRIVATE LIMITED, 'Plot no. 17-24, Vithal Rao Nagar, Madhapur, Hyderabad - 500 081' has in relation to the half-year ended on March 31, 2010, delivered all certificates within the respective periods, as the case may be, stipulated under the Listing Agreement from the date of lodgement for transfer, sub-division, consolidation, renewal and exchange.

Place: Mumbai
Date: April 30, 2010


bhupendra k. shroff
FCS - 24 CP - 116

BHUPENDRA K. SHROFF
Company Secretary
C.P. No.116

bhupendra k. shroff
504, dalamal chambers,
29, sir v. thackersey marg,
bombay-400 020.

Exemption No. 82-35007

TRANSMISSION VERIFICATION REPORT

TIME : 30/04/2010 21:34
NAME :
FAX :
TEL :
SER.# : J6J275621

DATE,TIME	30/04 21:34
FAX NO./NAME	922722037
DURATION	00:00:47
PAGE(S)	02
RESULT	OK
MODE	STANDARD ECM

BSE - 47(c)

Exemption No. 82-35007

RELIANCE Capital
Anil Dhirubhai Ambani Group

Reliance Capital Limited
570, Rectifier House
Naigaum Cross Road
Next to Royal Industrial Estate
Wadala, Mumbai 400 031

Tel.: +91 22 3047 9243
Fax: +91 22 3032 7202
www.reliancecapital.co.in

April 30, 2010

Mr. Bhushan Mokashi
Manager - CRD
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001

BSE Scrip Code : 500111

The Manager
Listing Department
The National Stock Exchange of India
Exchange Plaza, 5th Floor,
Plot No. C/1, G Block
Bandra Kurla Complex, Bandra (E)
Mumbai - 400 051

NSE Scrip Code : RELCAPITAL

Dear Sir,

Sub: Appointment of Additional Director.

We wish to inform that Shri V. N. Kaul, former Comptroller and Auditor General of India (2002-2008), has been appointed as an Independent Director on the Board of the Company.

We request you to kindly inform your members accordingly.

Thanking you.

Yours faithfully,
For **RELIANCE CAPITAL LIMITED**



V. R. MOHAN
COMPANY SECRETARY & MANAGER


CONTENTS NOT VERIFIED
SIGN

Encl: As above

c.c. The Secretary - National Securities Depository Limited.
The Secretary - Central Depository Services (India) Limited.

Exemption No. 82-35007

TRANSMISSION VERIFICATION REPORT

TIME : 30/04/2010 21:22
NAME :
FAX :
TEL :
SER.# : J6J275621

DATE,TIME	30/04 21:22
FAX NO./NAME	922722037
DURATION	00:00:32
PAGE(S)	01
RESULT	OK
MODE	STANDARD ECM

BSE - APPOINTMENT OF SH. KAUL